__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 28 April 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	28 April 2005
Number	19/05

BHP BILLITON QUARTERLY REPORT ON EXPLORATION
AND DEVELOPMENT ACTIVITIES
January 2005 - March 2005

This report covers exploration and development activities for the quarter ended 31 March 2005. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

The industry is currently operating in an environment where the services and supplies necessary to execute its projects are in great demand, and as a result, delivery of projects to budget and schedule is becoming more challenging. A weakening US dollar combined with the demand for raw materials and hence significant levels of project activity are leading to labour shortages and rising input costs (such as steel, heavy machinery, fuel and other commodities). BHP Billiton continues to work with its suppliers, contractors and other stakeholders to mitigate the effect of these cost pressures where possible. We have been successful to date. However, whilst all of our projects are currently tracking in line or ahead of schedule, some will run over original Board approved budgets.

PETROLEUM DEVELOPMENT

Atlantis South Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

In February 2005, BHP Billiton approved a revised budget of US$1.1 billion for the development of the Atlantis South oil and gas reserves. The Atlantis South development will have a gross nameplate daily capacity of 200,000 barrels of oil and 180 million cubic feet of natural gas. During the quarter the production platform's hull left the shipyard in South Korea and installation of suction piles has commenced on site. The project remains on schedule for first production in the third quarter of 2006.

MINERALS DEVELOPMENT

Aluminium

Worsley Development Capital Projects (DCP), Australia (BHP Billiton 86%)

The Worsley Alumina Development Capital Projects were approved in May 2004 with a budget of US$192 million (US$165 million BHP Billiton share). The projects will increase alumina capacity by 250,000 tonnes per annum (215,000 tonnes per annum BHP Billiton share) to 3.5 million tonnes per annum (3.01 million tonnes per annum BHP Billiton share). Overall the projects are greater than 40 per cent complete. Engineering and procurement activities are nearing completion and site activities have increased with a number of major contractors mobilised to undertake mechanical and electrical construction work. Commissioning of the DCP is scheduled for the first quarter of 2006.

Base Metals

Escondida Norte, Chile (BHP Billiton 57.5%)

The development of the Escondida Norte pit, located approximately 5 kilometres north of the existing Escondida mining operations, was approved in June 2003 as part of Escondida's operating strategy to maintain copper production capacity in future years. Pre-mine waste stripping continued during the quarter with total material movement to the end of March 2005 equalling 166 million tonnes. During the period, work on the crushing station and both silo structures continued and installation of the overland conveyor belt commenced. Commissioning of the electrical power distribution system is well advanced and control systems integration of the Escondida Norte ore into the existing mineral distribution system has commenced. Overall project progress is on schedule at approximately 79 per cent complete with pre-mine development, design and construction activities on track to meet first ore delivery to the crusher in the fourth quarter of 2005. Development costs are estimated at US$400 million (BHP Billiton share US$230 million).

Escondida Sulphide Leach, Chile (BHP Billiton 57.5%)

The Escondida Sulphide Leach project was approved in April 2004. The project will produce 180,000 tonnes (103,500 tonnes BHP Billiton share) of copper cathode per annum, utilizing a bacterially assisted leaching process on low-grade run-of-mine ore from both the Escondida and Escondida Norte pits. The resulting solutions will then be treated in conventional solvent extraction and electrowinning plants. Detailed engineering and procurement activities are substantially complete. Construction underway includes the leach pad base preparation, the sea water desalination facilities and the solvent extraction and electrowinning civil foundations. Development costs are estimated at US$870 million (US$500 million BHP Billiton share) and production is scheduled to begin during the second half of 2006.

Spence, Chile

The Spence Project, approved in October 2004, will be a new open cut mine with associated plant facilities capable of producing 200,000 tonnes per annum of copper cathode through a combination of chemical and bacterial leaching. All major equipment is being fabricated with some equipment now starting to arrive on site. The road relocation is complete and construction of initial camp and office facilities continues. The power line and main substation along with mine support facilities are also under construction. The major earthworks contracts have been awarded and hiring of personnel for mine operations is nearing completion. Development costs are estimated at US$990 million and production is scheduled to begin during the last quarter of 2006.

Carbon Steel Materials

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 million tonnes per annum of raw coal (3.6 million tonnes per annum of clean coal). Longwall production commenced on 3 April 2005, eight weeks ahead of schedule. Production commissioning was completed on 19 April 2005 and the ramp up of longwall operations is now underway. Outstanding project works include the completion of the coal fines dryer and installation of a sizer for run of mine coal. Development costs, revised in October 2004, are estimated at US$200 million. As the project has now been successfully commissioned, it will no longer be included in this report.

Rapid Growth Project 2, Australia (BHP Billiton 85%)

The Rapid Growth Project 2 (RGP2) was approved in October 2004. The project comprises increases in mine, rail and port capacity through the development of Ore Body 18, purchases of additional rolling stock and a new car dumper at Finucane Island. Engineering activities are well advanced, tendering procurement processes are underway and initial site activities have commenced. The project will increase installed capacity at Western Australian Iron Ore to 118 million tonnes per annum by the second half of 2006. Development costs are estimated at US$575 million (BHP Billiton share US$489 million).

Diamonds and Specialty Products

Panda Underground Project, EKATI Diamond Mine, Canada (BHP Billiton 80%)

The Panda Underground Project, approved in May 2004, will be a 2,600 tonnes per day sub-level retreat mine that will deliver approximately 4.6 million tonnes of ore and 4.7 million carats of high value Panda diamonds to the EKATI process plant over a 6 year production life. Underground mine development is progressing to schedule while construction activities associated with the mine surface facilities are nearing completion. All four ventilation shafts have been completed. First ore production was successfully achieved to schedule on 26 April 2005, with full production expected in early 2006. Development costs are estimated at US$182 million (BHP Billiton share US$146 million).

Stainless Steel Materials

Ravensthorpe Nickel Project, Australia

The Ravensthorpe Nickel Project was approved in March 2004. The project includes the development of a mine, treatment plant and associated infrastructure near Ravensthorpe in Western Australia. The Ravensthorpe processing plant will produce a mixed nickel-cobalt hydroxide intermediate product (MHP). Engineering and procurement activities are proceeding to schedule. On site, the major concrete pours to date have been completed, access roads are open to traffic, all the construction camp accommodation modules are in place, and bulk earthworks progress is enabling the mobilisation of oncoming contractors. Development costs are estimated at US$1.05 billion, with the first shipment of MHP expected by the second quarter of 2007.

Yabulu Extension Project, Australia

The Yabulu Extension Project was approved in March 2004. The metal refining section of the QNI Yabulu refinery near Townsville in Queensland is being expanded to process up to 220,000 tonnes of MHP. This additional processing capacity will increase refinery production to 76,000 tonnes of nickel and 3,500 tonnes of cobalt. Engineering and procurement activities are proceeding to schedule. The site infrastructure, site-wide piling, concrete and first tank contracts have been awarded. Site work commenced during the period, with activity on infrastructure and tankage underway. Development costs are estimated at US$350 million, with first nickel metal production from the expanded Yabulu refinery expected by late 2007.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2005.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Scarborough-3, 4a & 5	Australia, Exmouth Plateau	50% BHP Billiton and operator[1]1	Plugged and abandoned. Hydrocarbons encountered.
West Moonfish-1	Australia, Gippsland Basin	50% BHP Billiton; Esso operator	Plugged and abandoned. Hydrocarbons encountered.
Mad Dog Southwest Ridge & Sidetracks 1 & 2	Gulf of Mexico, Green Canyon 825	23.9% BHP Billiton; BP operator	Hydrocarbons encountered. See News@BHPBilliton dated 23 March 2005.
Joseph-1	Gulf of Mexico, High Island Block 10L	20% BHP Billiton; Shell operator	Drilling ahead.
Blackbeard West-1	Gulf of Mexico, South Timbalier Block 168	5% BHP Billiton; Exxon operator	Drilling ahead.
Mustang	Gulf of Mexico, West Cameron 77 OCS-G-9387 #2	43.66% BHP Billiton and operator	Drilling ahead.
Shenzi-4	Gulf of Mexico, Green Canyon 653	44% BHP Billiton and operator	Plugged and abandoned. Hydrocarbons encountered.
Knotty Head-1	Gulf of Mexico, Green Canyon 512	25% BHP Billiton; Unocal operator	Drilling ahead.
Makalu-1	Gulf of Mexico, Mississippi Canyon Block 937	30% BHP Billiton; Chevron Texaco operator	Temporarily plugged and abandoned.

1 BHP Billiton operated and funded 100% of the activity.

MINERALS EXPLORATION

The Minerals Exploration group of BHP Billiton continued to pursue global exploration opportunities for key commodities of interest utilising both in-house capabilities and the Junior Alliance Programme.

Exploration drilling continued on diamond targets in Botswana, Namibia and Angola; on porphyry copper targets in Chile and Peru; and on nickel targets in Canada. Exploration for iron ore, coal and bauxite was undertaken in a number of regions including Australia, India, Brazil and West Africa.

EXPLORATION EXPENDITURE

During the quarter, BHP Billiton spent US$31 million on minerals exploration, all of which was expensed (US$93 million gross and US$92 million expensed year to date), and US$106 million on petroleum exploration, of which US$77 million was expensed (US$243 million gross and US$132 million expensed year to date).

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tel: +1 713 599 6100 or +44 (0)20 7802 4031
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 28 April 2005